

Mail Stop 4628

July 13, 2018

Steven J. Kean
Chief Executive Officer
Kinder Morgan Canada Limited
Suite 2700, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 5J2

> **Re:     Kinder Morgan Canada Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2018**
> **File No. 0-55864**

Dear Mr. Kean:

We have limited our review of your filing to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

The Transaction, page 10

Fairness Opinion, page 19

1.     You state that the fairness advisor TD Securities provided "the Fairness Opinion to the Board for its exclusive use only in considering the Transaction.  The Fairness Opinion may not be relied upon by any other person."  You provide a similar statement at page 22.  Please revise the disclaimer so that it does not constitute an undue limitation on reliance of information provided in the proxy statement.

2.     We note your disclosure at page B-3 of the fairness opinion included as Appendix B that TD Securities reviewed and relied upon "forecasts, projections and estimates" from management.  Please disclose the financial projections used by TD Securities to prepare its fairness opinion, if material, and the material assumptions underlying the projections.

Engagement of TD Securities, page 20

3.        Please quantify the total fee payable to TD Securities for rendering its fairness opinion, specifying the amount paid upon delivery and the portion that is contingent upon consummation of the transaction.  Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Recommendation of the Board of Directors, page 22

4.        We note the brief synopsis you provide under "Approach to Fairness" at page 21 in which you identify some of the types of analyses that TD Securities performed.  Please revise to provide a summary of the detailed presentation, including all material analyses conducted by TD Securities as part of its opinion.  Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(6) of Regulation M-A.  In this regard, we note that at page 23 you indicate that TD Securities provided the Board with a "detailed presentation to assist the Board" in arriving at its conclusion and recommendation.  In the alternative, explain to us why you omit this information.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                        Sincerely,

                                        /s/ Loan Lauren Nguyen *for*

                                        John Reynolds
                                        Assistant Director
                                        Office of Natural Resources

cc:     Adé Heyliger
        Weil, Gotshal & Manges LLP